

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Kenneth Cornick
Chief Financial Officer
Clear Secure, Inc.
65 East 55th Street, 17th Floor
New York, NY 10022

>   **Re: Clear Secure, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 23, 2021**
>   **File No. 333-256851**

Dear Mr. Cornick:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 23, 2021

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

1. We note on pages 12 and 65 that "prior to the reorganization transactions, Alclear will make a distribution to certain CLEAR Pre-IPO Members for the purpose of funding their tax obligations for periods prior to the pricing of this offering". Since the pro forma adjustment includes an adjustment for corporate income taxes for the periods presented and it is not clear whether the adjustment includes the distribution prior to the reorganization, please expand the disclosure in note (j) on page 79 to disclose the amounts to be paid prior to the reorganization, if materially different from the pro forma adjustments for corporate tax accrual, or state that such amounts are not materially different.

Kenneth Cornick
Clear Secure, Inc.
June 25, 2021
Page 2

       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Brian Janson